Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010

A Case For...
Gold – Preserving Wealth in an Age of Uncertainty
Gold—it is unlike all other elements on earth. Virtually indestructible, this precious metal has been the source of countless fables and has mobilized the growth of nations and financial infrastructures worldwide. Human beings have been utilizing gold as both a form of currency and an investment for thousands of years.
As an asset class, gold is unique. Gold is durable and highly liquid, and the economic forces that determine the price of gold are different from the economic forces that determine the price of many other asset classes such as equities, bonds or real estate. A potential safe haven from the uncertainty of economic events, political unrest and high inflation, gold offers investors an attractive opportunity to diversify their portfolios—potentially reducing overall portfolio risk and ultimately preserving portfolio wealth.
AS GOOD AS GOLD: THE ENDURING ARCHETYPE
The history of gold is as old as time itself. With references to gold in the text of Genesis, to the myths of Jason and King Midas and the legend of King Solomon’s mines, gold has long been a symbol of wealth, freedom and power. Empires and nations—from Charlemagne to the Spanish conquest of the “New World” and on through to the American frontier movement—all were mobilized by the pursuit of gold or built upon its promise.
Though its first use appears to have been for ornamentation, sculpture or jewelry, gold has been employed most prominently through the ages as a store of financial value—or as currency. From Ancient Egypt to modern day Britain, gold became the standard medium of exchange for trade and the standard measure upon which monetary systems were based.
THE GOLD STANDARD
Eventually, various forms of currency and paper monies emerged and most modern nations adopted a gold standard (i.e., currency could be redeemed in gold). In its most formal sense, the Gold Standard was a financial system established with the aim of stabilizing the global economy. It dictated that a nation could not issue currency in excess of the amount of gold it held in reserve. Great Britain was the first to officially adopt the standard in 1821. The rest of Europe followed in the 1870s and the system remained intact until the end of World War I. Following the war, the US was the only country to keep the gold standard. After the war, other countries were allowed to keep reserves of major currencies instead of gold.
When in 1934, the US devalued the dollar by raising the price of gold to $35 per ounce, holders of gold around the world sold their holdings to the US. By the end of World War II, US holdings of gold accounted for nearly 65% of official world stocks. At their peak in the 1960s, worldwide official gold stocks accounted for approximately 50% or more of all above-ground gold. Central banks were keeping all of this gold as a result of the fixed dollar price and the dollar’s convertibility to gold. Gold, in essence, was still the foundation of the international monetary system. Though there was no direct link between gold holdings and national monetary supplies, gold was still the primary reserve asset. Central banks could convert dollar balances into gold at the official price.
Gradually, however, central banks created more money than was consistent with stable prices and the fixed official gold price became unrealistic. As the pivot of the world financial system, the US was faced with the choice of deflating, devaluing or abandoning the system. In 1971, the US abandoned the system and the dollars held by foreign central banks could no longer be converted to gold. In 1973, the US abandoned the gold standard altogether and gold prices were allowed to float freely.
USES FOR GOLD TODAY
Highly malleable, ductile and impervious to tarnishing, gold is one of the most beautiful and useful elements in the world. It can be hammered into sheets so thin that light can pass through, and a single ounce can be drawn into a wire fifty miles long. Gold’s chemical and physical properties make it valuable in a wide array of everyday applications. Though jewelry accounts for about 68% of the annual consumption of gold today, gold is also used in telecommunications, information technology and various industrial applications. Highly conductive, gold is used in the manufacturing of millions of computers each year, as well as millions of televisions, DVDs, video cameras and mobile phones. Additionally, because it is non-toxic and biologically benign, gold has proven to be a valuable tool in the treatment of medical conditions from heart disease and prostate cancer to bacterial diseases and arthritis.1
SUPPLY & DEMAND
Ever since the gold standard was abandoned, gold prices have been driven by supply and demand. Though it can be found on nearly every continent in the world, relative to many other metals, gold is scarce. In fact, if we were to compress the world’s total above-ground stocks of gold into one space, it would amount to a single cube 66 x 66 x 66 feet.2
Extracting gold is not easy or inexpensive. At average grades, it takes about five tons of ore to yield even one ounce of gold. New mine supply has remained relatively constant for the past five years and “grass roots” exploration spending has returned to the peak levels seen in 1997. Global demand in 2007 reached 3,547 tons. Scrap supply and central bank sales typically make up the shortfall between mine production and global demand (Figure 2).

Of note in 2007 was the sharp increase in the price of gold, starting in September. Gold prices began the year relatively stable, though after news of the financial crisis struck in August investors rushed to purchase gold, pushing up the price. Supply to the market was constrained, falling approximately 3% below 2006 levels, and thus demand for gold remained constrained as well.
Gold currently accounts for 10% of global foreign exchange reserves, and central bank holdings of gold currently account for about 20% of total above-ground stocks. Some gold opponents may point to the risk that central banks could “dump” their gold reserves back into the market, thus drastically decreasing the price of gold. This fear may stem from the behavior of some central banks during the 1990s, when central banks engaged in broad selling and lending, and the price of gold fell dramatically.
Today, however, the risk of such central bank sales has lessened. In 1999, certain central banks agreed to abide by the Central Bank Gold Agreement (CBGA), which limited the amount of gold they could sell to 400 tons a year, and also set a limit on the volume of gold loaned to the market. Signatories of the CBGA represent roughly 49% of all of-ficial sector gold holdings in the world—this from a mere 15 countries. Additionally, these central banks reaffirmed their confidence in the future of gold as a reserve asset. In 2004, the CBGA was renewed for another five years, this time limiting sales of gold to 500 tons per year. Since CBGA signatories historically have owned large blocks of gold at one time, the agreement has acted as a reassurance for the markets.

WHY INVEST IN GOLD BULLION?
WEALTH PRESERVATION
Unlike paper, gold is an imperishable asset. And unlike equities or bonds, the value of which is dependent on the issuer’s ability to pay in the future, gold bullion—a pure form of gold—does not depend on anyone else’s ability to pay.
Over time, gold has tended to maintain its purchasing power, especially during periods of economic or political upheaval. It has often been quoted that “With an ounce of gold a man could buy a fine suit of clothes in the time of Shakespeare, in that of Beethoven and Jefferson, in the Depression of the 1930s.” In fact, analysis suggests that the real value of gold may fluctuate in the short term, but that it has consistently returned to its historic purchasing power parity with respect to other commodities over the very long term.3 Consequently, over a long period of time, gold may be an effective tool for preserving wealth.
During periods of economic and political instability, when the value of many other assets may have fallen dramatically, gold has commonly remained a store of value.
DIVERSIFICATION
Every investor knows that markets cycle over time (Figure 3 below). These cycles of performance are unpredictable, making timing the market a risk-laden undertaking. Given this performance volatility, investors should diversify among a variety of different asset classes in order to protect their portfolios against the short-term risks of being absent from top-performing asset classes or of being too heavily concentrated in the lowest performers. It is a prudent practice to build portfolios that are well-diversified.
By building a broadly diversified portfolio that holds a wide range of asset classes—including gold— investors can pursue better downside protection against short term underperformance risks, and potentially take advantage of the best performers during any given time period.

Source: Zephyr StyleADVISOR, SSgA Strategy & Research as of June 30, 2009. Gold: London PM Fixing; US Equities: S&P 500 Index; Cash: Citigroup 3-Month T-Bill Index; US Fixed Income: Barclays Capital Aggregate Bond Index; International Equities: MSCI EAFE Index; Real Estate: Dow Jones U.S. Select REIT Index.

* As of 6/30/2009.
RISK MANAGEMENT
Statistical analysis shows that the price movements in gold bullion tend not to move in tandem with those of traditional asset classes, such as equities and real estate. Historically, gold has shown statistically insignificant correlation with equities and other conventional asset classes (Figure 4 above). Although the aim of diversification is to hold a wide array of assets that perform differently from one another under various market conditions, studies have suggested that equity markets tend to become more closely correlated during periods of market turbulence. Conversely, commodities tend to become less correlated with major asset classes during such periods.4
Additionally, a 2003 study concluded that not only was gold negatively or insignificantly correlated with major asset classes, but that there was no statistically significant correlation between returns on gold and changes in macroeconomic variables such as GDP and interest rates.5 In sum, including gold in a portfolio potentially lowers overall risk without necessarily decreasing returns. It may reduce the likelihood of large losses during any period, including during periods of market volatility.
ATTRACTIVE ALTERNATIVE ASSET
As equity markets have grown more volatile, many investors have increased their allocation to alternative investments, in attempts to stabilize and enhance portfolio performance. But many of these alternative assets may be both expensive and risky.

As compared to other alternatives, gold bullion may offer investors a greater diversification benefit, lower risk and higher liquidity.6
CONCLUSION: GOLD DOESN’T LOSE ITS LUSTER
A transcendent store of value, gold is accepted the world over and has proven to be an effective wealth preservation tool. Most importantly, due to its lack of correlations with traditional asset classes as well as with major economic variables, gold is a proven asset diversifier. When used in the construction of diversified portfolios, gold potentially helps reduce overall risk and may ultimately help protect investor wealth.
In an age of increasing concerns about market volatility and political upheaval, at a time when the largest segment of the US population is approaching a potentially prolonged and expensive retirement, the preservation of wealth is paramount. A virtually indestructible asset, gold offers investors a potential, tangible hedge against unpredictability. Since time immemorial, from the ancient Sumerian civilizations to the present day, gold has shaped the evolution of humanity in our quest for freedom, sustainability and wealth. As it has been for thousands of years, so it remains today; gold, as a store of value, is universal and enduring.

1	Gold Uses: Medicine and Health Page. The Gold Institute. September 2004. www.goldinstitute.org

2	World Gold Council, October 2009.

3-4	Jastram, Roy. The Golden Constant: The English and American Experience 1560-1976. New York, New York: John Wiley & Sons, 1977.

5	Lawrence, Colin. Why is Gold Different from Other Assets? An Empirical Investigation. London, United Kingdom: World Gold Council, 2003.

6	Bienkowski, Nik. “A Golden Rule in Risk Management.” Jassa, Issue 3: Spring 2003.
Bernstein, Peter L. The Power of Gold: The History of an Obsession. New York: John Wiley & Sons, 2000.
Chow, G., et al. “Optimal portfolios in good times and bad times.” Financial Analysts Journal. vol 55, no. 3, (May/June): 65-73.
GFMS Limited. Gold Survey 2004. London, United Kingdom: GFMS Limited, April 2004.
Gold Uses: Medicine and Health Page. The Gold Institute. September 2004. www.goldinstitute.org Goldman Sachs. Commodity Price Analysis: US Metals & Mining —Gold. New York, NY: Goldman Sachs, January 28, 2004.
Green, Timothy. The New World of Gold. New York: Walker and Company, 1984.
Harmston, Stephen. “Gold as a Store of Value.” Research Study No. 22. London, United Kingdom: World Gold Council, November 1998.
Jastram, Roy. The Golden Constant: The English and American Experience 1560-1976. New York, New York: John Wiley & Sons, 1977.
Lawrence, Colin. Why is Gold Different from Other Assets? An Empirical Investigation. London, United Kingdom: World Gold Council, 2003.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. and the SPDR® Gold Trust is permitted to use the “SPDR” trademark pursuent to a sublicence from the Marketing Agent. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
Without limiting any of the foregoing, in no event shall McGraw-Hill have any liability for any special punitive, indirect or consequential `damages (including, but not limited to, lost profits), even if notified of the possibility of damages.
This material must be delivered with a prospectus. The prospectus contains material information about the SPDR® Gold Trust (the “Trust”) and the SPDR® Gold Shares (the “Shares”) which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the plans of the World Gold Trust Services LLC (the “Sponsor”) and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets, or blocks of 100,000 shares, from the Trust; unanticipated operational or trading problems; the lack associated with ownership of shares; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of The Bank of New York Mellon (the “Trustee”) and HSBC (the “Custodian”) to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and State Street Global Markets, LLC (the “Marketing Agent”) for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline proportionately.
Not FDIC Insured – No Bank Guarantee – May Lose Value
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today. State Street Global Markets, LLC, One Lincoln Street, Boston, MA 02111-2900
© 2010 State Street Corporation. IBG-0969 Exp. Date: 7/31/2010 IBG.GLD.CF.0210

First issued: February 22, 2010. This Free Writing Prospectus is being filed in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.